UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 16, 2022, Visionary Education Technology Holdings Group Inc., an Ontario, Canada Corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Joseph Stone Capital, LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) a total of 4,250,000 shares (“Firm Shares”) of the Company’s Common Shares, no par value per share (the “Common Shares”), at a purchase price (net of discounts and commissions) of $3.69 per Firm Share, being equal to 92.25% of the $4.00 public offering price of the Firm Shares. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 637,500 Common Shares to cover over-allotments, if any. The Offering is expected to close on May 19, 2022.

The Common Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-263290), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on May 16, 2022. A final prospectus relating to this Offering will be filed with the Commission.

The net proceeds to the Company from the Offering, after deducting underwriting discounts and commissions, are expected to be approximately $15,682,500. This amount of offering proceeds does not give effect to any exercise of the over-allotment option that the Company has granted to the representative of the Underwriter. The Company intends to use the net proceeds of the Offering for, among other things, (i) Public Private Partnership (PPP) projects, (ii) Max the Mutt College of Animation, Art and Design (MTM) course development and program partnerships with other universities, (iii) vocational education, and (iv) development of global market and distribution and operating expenses.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On May 16, 2022, we released a press release furnished herewith as Exhibit 99.1, announcing the trading of the Company’s Common Shares.

2

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: May 16, 2022	By:	/s/ Dr. Thomas Traves
Dr. Thomas Traves
Chief Executive Officer

3

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated May 16, 2022, among the Company and the Representative of the Underwriters
99.1	Press release, dated May 16, 2022

4